1 | June 15, 2021 New Rating Elbit Systems Ltd. June 15, 2021 New Rating ‘ilAA Issuer Rating Assigned, Outlook Stable; ‘ilAA’ Rating Assigned To Potential New Bond Issuance In An Aggregate Amount Of Approximately NIS 1.2 Billion N.V. Primary Credit Analyst: Sivan Mesilati, 972-3-7539735 sivan.mesilati@spglobal.com Additional Contact: Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com Unofficial English Translation This report is an English translation of the credit rating report in Hebrew issued for a potential debt offering in Israel. The original Hebrew credit rating report is binding. Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on June 15, 2021, the Hebrew version shall apply. Table of Contents Summary ........................................................................................................................... 3 Rating Action Rationale ..................................................................................................... 3 Outlook ............................................................................................................................. 5 Downside Scenario ....................................................................................................... 5 Upside Scenario ............................................................................................................ 5 Company Description ........................................................................................................ 5 Base Case Scenario ......................................................................................................... 5

Elbit Systems Ltd. June 15, 2021 www.maalot.co.il ׀ 2 Key Assumptions ........................................................................................................... 5 Key Metrics ................................................................................................................... 6 Liquidity ............................................................................................................................. 6 Modifiers ........................................................................................................................... 7 Issue Ratings-Subordination Risk Analysis ....................................................................... 7 Capital structure ............................................................................................................ 7 Analytical conclusions ................................................................................................... 7 Related Criteria And Research .......................................................................................... 7 Ratings List ....................................................................................................................... 8

Elbit Systems Ltd. June 15, 2021 www.maalot.co.il ׀ 3 New Rating ‘ilAA Issuer Rating Assigned, Outlook Stable; ‘ilAA’ Rating Assigned To Potential New Bond Issuance In An Aggregate Amount Of Approximately NIS 1.2 Billion N.V. Summary • Elbit Systems Ltd. ("Elbit” or "the Company”) is an international technological company engaged in the development, manufacturing and marketing of advanced airborne, land and naval systems for the fields of defense, homeland security and commercial applications. • Elbit has good international accessibility as reflected in the balanced and wide geographical spread of sales throughout the last decade alongside strong revenue growth. Elbit’s business risk profile is supported by its track record of successful mergers and acquisitions expanding its advanced technological capabilities and research and development in a diversified defense product portfolio, supporting its technological advantage, and an average R&D/revenue ratio compared with global peers. • The Company’s financial risk profile is characterized by good financial flexibility and by strong liquidity supported by stable operating cash flow and bank credit facilities, alongside medium leverage compared to peers. In light of the good visibility of cash flow from the current backlog, we expect the Company’s financial ratios to remain stable in the next two years. • On June 15, 2021, we assigned Elbit Systems Ltd. our ‘ilAA’ issuer rating. At the same time, we assigned our ‘ilAA’ rating to the potential issuance by the Company of new bonds in an aggregate amount of approximately NIS 1.2 billion n.v. that may be issued by the company. • The stable outlook reflects our assessment that in the next two years the Company will continue to maintain a strong business position, a large and expanding backlog and financial ratios commensurate with the rating, i.e. FFO (funds from operations) to debt of 20%-30% and debt to EBITDA of 3.0x-4.0x. Rating Action Rationale Our rating on Elbit reflects its strong business position as a developer and producer of technologically advanced systems compared with peers in its fields of operation, and extensive global operations, including in the growing U.S. market, and a provider of key and essential technological solutions to the Israeli Ministry of Defense. In the past decade, Elbit’s revenues grew by approximately 75% to

Elbit Systems Ltd. June 15, 2021 www.maalot.co.il ׀ 4 approximately $4.7 billion in 2020 from approximately $2.7 billion in 2010, while maintaining wide geographical spread. Elbit also engaged in successful mergers and acquisitions while expanding its advanced technological capabilities in several fields of operation such as artillery, cyber security, night vision, soft and hard defense systems and laser-based protection systems, considered an innovative field in the industry. The Company is operating in a synergetic manner among its areas of operation in order to provide its customers with unique and integrated technology-based solutions. Most of the Company’s products are designated for the growing defense sector, which provides higher stability and visibility relative to the commercial sector. These advantages are somewhat mitigated by dependence on international defense budgets, lower revenue base and EBITDA compared with global peers and by the need to continue to significantly invest in research and development in order to maintain its technological advantage. In Q1 2021, Elbit’s backlog reach a record of approximately $11.8 billion. This backlog provides good revenue visibility for approximately 2-3 years, as is common in the industry. We expect the Company’s backlog and revenue to grow in the coming years, in light of a series of large contracts it recently won from several countries, including the U.K., Greece and the U.S. The Company’s financial risk profile reflects a medium leverage level, as reflected in adjusted FFO to debt of about 30% and in adjusted debt to EBITDA of about 3.0x. We expect a certain increase in leverage in the next two years due to acquisitions made by the Company, primarily the acquisition of U.S. based Sparton Corporation (“Sparton”), and due to some increase in R&D expenditure. However, we believe that even given a certain increase in the leverage ratio and decrease in the coverage ratio, they will remain commensurate with the current rating with sufficient headroom. We believe there remains high, albeit moderating, uncertainty about the evolution of the coronavirus pandemic and its economic effects. Vaccine production is ramping up and rollouts are gathering pace around the world. Widespread immunization, which will help pave the way for a return to more normal levels of social and economic activity, looks to be achievable by most developed economies by the end of the third quarter of 2021. However, some emerging markets may only be able to achieve widespread immunization by year-end or later. We use these assumptions about vaccine timing in assessing the economic and credit implications associated with the pandemic (see our research on S&P Maalot website as well as on S&P Global Ratings website). As the situation evolves, we will update our assumptions and estimates accordingly.

Elbit Systems Ltd. June 15, 2021 www.maalot.co.il ׀ 5 Outlook The stable outlook reflects our assessment that in the next 12-24 months Elbit will maintain its strong business position, including R&D capabilities, and a large backlog. We expect the Company to maintain adjusted financial ratios FFO/debt of about 20%-30% and debt/EBITDA of about 3.0x-4.0x. Our expectations are underpinned by good revenue and cash flow visibility from the Company’s current backlog. Downside Scenario We may consider a negative rating action if the aforementioned target financial ratios deteriorate, or if free operating cash flow (FOCF) to debt consistently drops below 10%. This could happen if the Company’s backlog diminishes or if its quality deteriorates without a parallel adjustment in its cost structure, such that the adjusted EBITDA margin drops to about 5%. Upside Scenario We may consider a positive rating action if we estimate that the Company consistently maintains an adjusted FFO to debt ratio above 30% and an FOCF to debt ratio above 15%, while maintaining its competitive advantage vis-a-vis global peers and continuing to expand its revenue base and improving its adjusted EBITDA margin. Company Description Elbit Systems Ltd. is an international technological company engaged in the development, manufacturing and marketing of advanced airborne, land and naval systems for the fields of defense, homeland security and commercial applications. The Company operates according to a synergistic business model that supplies its customers with advanced and integrated technological solutions in four major business areas: airborne systems, C4ISR systems, land systems and electro-optical systems. The Company’s shares are traded on the Tel Aviv Stock Exchange and on NASDAQ. The controlling shareholder of the Company is Federmann Enterprises Ltd. (approximately 44.3%, directly and indirectly), of which the controlling shareholder is Mr. Michael Federmann. The remaining shares of the Company are held by the public. Base Case Scenario Key Assumptions • Increase in the Company’s backlog to over $12 billion in 2021, due to contracts it recently won vis- a-vis a country in Asia-Pacific, the U.K., the U.S. Marines and the Israeli and Greek Ministries of Defense. • An increase of approximately 8%-10% in revenues in 2021 following the Sparton and BAE Systems Rokar acquisitions, alongside organic growth.

Elbit Systems Ltd.

- Adjusted EBITDA margin of about 12%-12.5% in the next two years. We do not expect the expenditure structure to materially change. The retirement obligations to employees will remain high, and R&D expenditures will grow slightly in order to enable future value creation.
- Optional M&A activity of about $100 million - $200 million in the next two years.
- Dividend distribution of about $78 million per year, similar to recent years.

Key Metrics

Financial Metric	2020A	2021E	2022E
FFO/debt	29.5%	30%-25%	30%-25%
FOCF/debt	13.8%	16%-14%	17%-15%
Debt/EBITDA	2.9x	3.0x-3.5x	3.0x-3.5x

A - actual. E - expected.

Liquidity

According to our criteria, the Company's liquidity is "strong". We expect the ratio between the Company's sources and uses in the next 12 months to exceed 1.5x. This assessment is based on stable operating cash flow and bank credit lines. We expect the Company's sources to be greater than its uses even if its EBITDA decreases by 30% compared with our operating base case scenario, and believe the Company maintains sufficient headroom on its financial covenants.

In our base case scenario we assume the main sources at the Company's disposal in the 12 months starting April 1, 2021, to be:

- Cash and liquid investments of approximately $208.5 million.
- Cash FFO of approximately $460 million - $490 million.
- Proceeds from asset sales of approximately $28 million.
- Bank loan of approximately $450 million.
- Other sources totaling approximately $25 million.

Our assumptions regarding the Company's main uses for the same period are:

- Debt maturities of approximately $300 million.
- Working capital needs of approximately $100 million.
- Capital expenditures of approximately $160 million.
- Acquisitions totaling approximately $416 million.
- Dividend distribution of approximately $78 million.

6 | June 15, 2021 www.maalot.co.il

Elbit Systems Ltd. June 15, 2021 www.maalot.co.il ׀ 7 Modifiers Diversification/portfolio effect: Neutral Capital structure: Neutral Liquidity: Neutral Financial policy: Neutral Management and governance: Neutral Comparable ratings analysis: Neutral Issue Ratings-Subordination Risk Analysis Capital structure Currently, Elbit Systems’ capital structure includes approximately $1.19 billion in banks and other financial institution debt, to which senior unsecured bonds in an aggregate amount of approximately NIS 1.2 billion n.v. are expected to be added in case the offering is completed (the proceeds from the bonds are expected to be used to replace part of the current debt). Analytical conclusions We rate the senior unsecured bonds in an aggregate amount of approximately NIS 1.2 billion n.v. ‘ilAA’, identical to the issuer rating, as we believe the subordination risk in this capital structure is not significant. Related Criteria And Research • Principles Of Credit Ratings, February 16, 2011 • Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012 • Methodology: Industry Risk, November 19, 2013 • Country Risk Assessment Methodology And Assumptions, November 19, 2013 • Corporate Methodology, November 19, 2013 • Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014 • Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018 • Methodology For National And Regional Scale Credit Ratings, June 25, 2018 • Corporate Methodology: Ratios And Adjustments, April 1, 2019 • Group Rating Methodology, July 1, 2019 • S&P Global Ratings Definitions, January 5, 2021

Elbit Systems Ltd. June 15, 2021 www.maalot.co.il ׀ 8 Ratings List Elbit Systems Ltd. Rating Date when the rating was first published Last date when the rating was updated Issuer rating(s) Long term ilAA/Stable 15/06/2021 15/06/2021 Issue rating(s) Senior Unsecured Debt Series B ilAA 15/06/2021 15/06/2021 Series C ilAA 15/06/2021 15/06/2021 Series D ilAA 15/06/2021 15/06/2021 Issuer Credit Rating history Long term June 15, 2021 ilAA/Stable Additional details Time of the event 15/06/2021 09:59 Time when the event was learned of 15/06/2021 09:59 Rating requested by Issuer

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